April 10, 2008

Mr. Christian T. Sandoe Securities and Exchange Commission Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
Re: Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 & 811-21910)

Dear Mr. Sandoe:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 28 to the registration statement for Claymore Exchange-Traded Fund Trust 2 (the "Trust") filed on Form N-1A on February 14, 2008 ("Amendment No. 28"), concerning the following new series of the Trust: Claymore/MAC Global Solar Energy Index ETF (the "Fund"). Below, we describe the changes made to the registration statement in response to the staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 30 (the "Amendment") to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.

PROSPECTUS:

         COMMENT 1. PLEASE CONFIRM THAT THERE ARE NO AFFILIATIONS BETWEEN THE INDEX PROVIDER AND CLAYMORE OTHER THAN THE LICENSE ARRANGEMENTS BETWEEN THE FUND'S INVESTMENT ADVISER AND THE INDEX PROVIDER.

                  Response 1. Other than the license arrangements, there are no affiliations between the index provider and Claymore.

         COMMENT 2. THE PROSPECTUS CURRENTLY STATES THAT THE FUND WILL NORMALLY INVEST AT LEAST 80% OF ITS ASSETS IN SECURITIES THAT COMPRISE THE MAC GLOBAL SOLAR ENERGY INDEX (THE "INDEX"). AS SET FORTH IN INVESTMENT COMPANY ACT RELEASE NO. 24828 (JANUARY 17, 2001), PLEASE NOTE THAT INDEX FUNDS WHOSE NAMES CONTAIN THE WORD "INDEX" WOULD GENERALLY BE EXPECTED TO INVEST MORE THAN 80% OF THEIR ASSETS IN THE UNDERLYING INDEX IN ORDER TO COMPLY WITH THE REQUIREMENTS OF RULE 35D-1 UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED.

                  Response 2. The disclosure has been revised to clarify that the Fund will normally invest at least 90% of its assets in securities that comprise the Index.

         COMMENT 3. INDEX METHODOLOGY (PAGE 2)

         PLEASE CLARIFY THAT "COMPANIES THAT ARE INVOLVED IN SOLAR POWER....
FINANCE" MUST HAVE SUCH FINANCING ACTIVITIES AS A MAJOR COMPONENT OF THEIR BUSINESS IN ORDER TO BE CONSIDERED AS INDEX CONSTITUENTS.

                  Response 3. The disclosure has been revised to clarify that companies must derive a significant portion of their business (as measured by the methodology set forth in the prospectus) from such solar power-related activities in order to be eligible for inclusion in the Index.

         COMMENT 4. PLEASE DISCLOSE THE AVERAGE MARKET CAPITALIZATION OF THE INDEX CONSTITUENTS.

                  Response 4. The disclosure has been added.

CHRISTIAN SANDOE, ESQ.
APRIL 10, 2008
PAGE 2

STATEMENT OF ADDITIONAL INFORMATION:

         COMMENT 5. INVESTMENT RESTRICTIONS AND POLICIES - INVESTMENT RESTRICTIONS (PAGE 3)

         PLEASE REVISE THE DISCLOSURE IN FUNDAMENTAL INVESTMENT RESTRICTION NUMBER 1 TO CLARIFY THAT THE FUND WILL INVEST MORE OR LESS THAN 25% OF ITS ASSETS IN THE SECURITIES OF ANY ONE INDUSTRY OR GROUP OF INDUSTRIES TO THE EXTENT ITS UNDERLYING INDEX EXCEEDS OR FALLS SHORT OF SUCH THRESHHOLD.

                  Response 5. The fundamental investment limitation in question has been approved by the Board of Trustees of the Trust with respect to the Fund. As such, we do not believe that the wording of the policy can be altered without the affirmative vote of the Fund's shareholders. However, we hereby represent that pursuant to the current disclosure regarding such limitation, the Fund will invest more than 25% of its assets in the securities of any one industry or group of industries if the Index exceeds such threshhold, and will invest less than that amount if the Index falls short of such threshhold. Accordingly, we respectfully submit that the current disclosure is sufficient.

         COMMENT 6. MANAGEMENT - PORTFOLIO MANAGER - OTHER ACCOUNTS MANAGED BY THE PORTFOLIO MANAGER

         THE CURRENT DISCLOSURE REFERS TO MR. CRAIG'S MANAGEMENT OF TWO REGISTERED INVESTMENT COMPANIES. TO THE EXTENT SUCH INVESTMENT COMPANIES CONSIST OF MULTIPLE PORTFOLIOS, PLEASE ALSO DISCLOSE THE TOTAL NUMBER OF PORTFOLIOS CONTAINED IN THE INVESTMENT COMPANIES MANAGED BY MR. CRAIG.

                  Response 6. The disclosure has been added.

         As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

                  the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

                  the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 818-3412, or Stuart Strauss at (212) 878-4931. Thank you.

                                                     Sincerely,


                                                    /s/ Jeremy Senderowicz